UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

VERU INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

314462102

(CUSIP Number)

Harry Fisch, M.D.
Veru Inc.
4400 Biscayne Blvd, Suite 888
Miami, Florida 33137-3212
(312) 595-9123

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314462102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harry Fisch, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
158,822

	8	SHARED VOTING POWER
7,668,168 (1)

	9	SOLE DISPOSITIVE POWER
158,822

	10	SHARED DISPOSITIVE POWER
7,668,168 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,826,990 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% (2)

14	TYPE OF REPORTING PERSON
IN

(1)	Includes (i) 429,072 shares of Common Stock held jointly by the Reporting Person and his spouse and (ii) 7,239,096 shares of Common Stock held by Fisch Family Partners.

(2)	The calculation of the percentage is based on 53,208,489 shares of Common Stock outstanding as of July 31, 2017, as reported to the Reporting Person by the Issuer on such date.

CUSIP No. 314462102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
K&H Fisch Family Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,239,096

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,239,096

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,239,096

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.6% (1)

14	TYPE OF REPORTING PERSON
00

(1)	The calculation of the percentage is based on 53,208,489 shares of Common Stock outstanding as of July 31, 2017, as reported to the Reporting Person by the Issuer on such date.

Preliminary Note:

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed by Harry Fisch, M.D. (the "Reporting Person") with the Securities and Exchange Commission on November 7, 2016 (as hereby supplemented, the "Schedule").  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

The Schedule relates to the common stock, par value $0.01 per share (the "Common Stock"), of Veru Inc. (formerly The Female Health Company), a Wisconsin corporation (the "Issuer").  The address of the Issuer's principal executive office is 4400 Biscayne Blvd., Suite 888, Miami, Florida 33137-3212.

Item 2.	Identity and Background

Item 2(b) is hereby amended and restated as follows:

(b)	The address of the Reporting Person is 4400 Biscayne Blvd., Suite 888, Miami, Florida 33137-3212.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following to the end of the Item 3 disclosure.

Effective July 31, 2017, each share of Series 4 Preferred Stock held by the Reporting Person automatically converted into 40 shares of Common Stock.  In addition, the shares of Common Stock reported as beneficially owned by the Reporting Person includes 46,750 shares of Common Stock acquired as a result of open market purchases in May 2017.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The Reporting Person beneficially owns shares of Common Stock as follows:

Name	Shares of FHC Common Stock	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding

Harry Fisch, M.D.	158,822	Sole	Sole	0.3%(1)
	7,668,168(2)	Shared	Shared	14.4%(1)
Total	7,826,990(2)			14.7%(1)

K&H Fisch Family Partners, LLC	7,239,096	Shared	Shared	13.6%(1)

(1)	The calculation of the percentage is based on 53,208,489 shares of Common Stock outstanding as of July 31, 2017, as reported to the Reporting Person by the Issuer on such date.

(2)	Includes (i) 429,072 shares of Common Stock held jointly by the Reporting Person and his spouse, and (ii) 7,239,096 shares of Common Stock held by Fisch Family Partners.

The information contained in Item 3 of this Schedule regarding the conversion of the Series 4 Preferred Stock into Common Stock is incorporated herein by reference.  Other than such conversion, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 2, 2017	/s/ Harry Fisch
Harry Fisch, M.D.

Dated as of August 2, 2017	K&H FISCH FAMILY PARTNERS, LLC

	By	/s/ Harry Fisch
Name: Harry Fisch, M.D.
Title: Manager